Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Harry Winston Diamond Corporation Fiscal 2010 Second Quarter Results to
     be released Thursday, September 10, 2009

     TORONTO, Aug. 27 /CNW/ - Harry Winston Diamond Corporation (TSX: HW,
NYSE: HWD) (the "Company"), will release its Fiscal 2010 Second Quarter results for the quarter ended July 31, 2009, after market hours on Thursday,
September 10, 2009.
     Beginning at 09:00AM (EST) on Friday, September 11, the Company will host a conference call for analysts, investors and other interested parties.
Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing
800-706-7741 within North America or 617-614-3471 from international locations and entering passcode 18664077.
     An online archive of the broadcast will be available by accessing the
Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available starting at noon through
12:00AM (EST), Friday, September 18, 2009, by dialing 888-286-8010 within
North America or 617-801-6888 from international locations and entering passcode 41485369.

     About Harry Winston Diamond Corporation

     Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry
Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).
     The Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris,
London, Beijing, Tokyo, and Beverly Hills.
     The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value.
This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.
     For more information, please visit www.harrywinston.com.

     %SEDAR: 00003786E          %CIK: 0000841071

     /For further information: For investor information, visit
http://investor.harrywinston.com or call Investor Relations on (416) 362-2237 ext 290./
     (HW. HWD)

CO:  Harry Winston Diamond Corporation

CNW 17:15e 27-AUG-09